June 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE,
Mail Stop 3561
Washington, DC 20549
Attention: Hanna Teshome

Re:

Toyota Motor Credit Corporation
Toyota Auto Finance Receivables LLC
Revised S-3 Submission

File No. 333-134443

Dear Ms. Teshome:

On May 24, 2006, our client, Toyota Auto Finance Receivables LLC (“the Company”) filed with the Securities and Exchange Commission (the “Commission”) our S-3, consisting of a form of prospectus supplement and a base prospectus.  We are in receipt of the comments (the “Comments”) of the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated June 19, 2006.  We and the Company thank the Staff for the Comments.  On behalf of the Company, submitted below are the Company’s responses to the Comments.

For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response.  In order to assist your monitoring, we have either responded to the Comment and/or have described how the form of prospectus supplement and/or base prospectus, as applicable, was amended in response to the Comment.  All page references in this letter are to the marked version of the documents we are providing you, which are marked to show changes from the initial submission.

Registration Statement on Form S-3

General

1.

Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We confirm that all required reports are current and were timely filed during the last twelve months.  For the period of the last twelve months, there are no affiliates of Toyota Auto Finance Receivables LLC or Toyota Motor Credit Corporation that have offered a class of asset-backed securities involving the same asset class as this offering.

2.

Comment: Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.

Response:  We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.  We also confirm that we will file the finalized agreements as promptly as possible and be in compliance with 1934 Act reporting requirements.

3.

Comment: Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:  We confirm that an unqualified legality and tax opinion will be filed in connection with each shelf takedown.

4.

Comment: Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:  We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement General

5.

Comment: Please add bracketed language in the prospectus supplement to provide form of disclosure responsive to Items 1114(b), 1115(a)(4) and 1115(b) of Regulation AB.

Response:  The prospectus supplement has been revised in accordance with this comment. Please see pages S-5 and S-55.

Cover

6.

Comment: When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity.  In this regard, please revise the disclosure in the box on the cover page to state that that the notes will be obligations of the “issuing entity” rather the “trust.”  Refer to 1102(d) of Regulation AB.

Response:  The prospectus supplement has been revised in accordance with this comment. Please see the cover page.  The base prospectus has also been revised in accordance with this comment.  Please see the cover page.

Credit and Cash Flow Enhancements, page 7

7.

Comment: Please revise to either delete or specify the references to “other agreements or arrangement providing for other third party payments or other support”  Revise page 61 accordingly.

Response:  The base prospectus has been revised in accordance with this comment. Please see pages 8 and 61.

Delinquencies, Repossessions and Net Losses, page S-38

8.

Comment: We note that delinquent assets may be included in an asset pool.  Please revise to include bracketed disclosure illustrating the delinquency information you would provide, as applicable.  See Items 1111(c) and 1100(b)(1) of Regulation AB.  You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.  Additionally, please confirm that delinquent assets will comprise less than 20% of each asset pool.

Response:  The prospectus supplement has been revised in accordance with this comment. Please see pages S-34 and S-37.  We confirm that delinquent assets will comprise less than 20% of each asset pool.

Static Pools, page S-41

9.

Comment: We are unable to locate Appendix A.  We suggest explicitly incorporating the appendices into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Response:  The prospectus supplement has been revised in accordance with this comment. Please see the attached Appendix A.

Use of Proceeds, page S-41

10.

Comment: We note your reference to “net proceeds.”  Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.

Response:  The cover of the prospectus supplement currently indicates the amount of expenses payable from offering proceeds.  Please see the second footnote (2) on the cover page.

Base Prospectus

Indexed Securities, page 44

11.

Comment: We note that the Indexed Securities may have payment determined by reference to indices including commodities and specified stocks.  Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB.  Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.  Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB.

Response:  The base prospectus has been revised in accordance with this comment. Please see pages 44 and 45.

12.

Comment: In addition, please revise the base prospectus to specify all the indices that may be applicable to any class of securities.

Response:  The base prospectus has been revised in accordance with this comment. Please see page 38.

Credit and Cash Flow Enhancements, page 61

13.

Comment: Please delete the phrase “such other arrangements as may be described in the related prospectus supplement.”  The base prospectus should specifically describe all structural features of the securities.  Please delete this and any other language that indicates additional credit enhancements may be added in the prospectus supplements.  In addition, revise the base prospectus to provide a description of all credit enhancements.  Refer to Item 1114 of Regulation AB.

Response:  The base prospectus has been revised in accordance with this comment. Please see page 63.

TMCC Demand Notes, page 69

14.

Comment: You indicate that the characteristics of the Demand Notes may differ from the disclosure in this section of the base prospectus.  Please note that the disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus.  Please revise the base prospectus to disclose all assets and structural features that you reasonably contemplate including in the ABS offering.

Response:  The base prospectus has been revised in accordance with this comment. Please see page 70.

Exhibits

15.

Comment: When available, please provide us with a copy of your updated servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Response:  Please see the attached sale and servicing agreement.

Thank you for your attention to our revised submission.  Please contact me at 917-777-4333 or mjoseph@mckeenelson.com, or my partner Reed Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,

/s/ Matthew P. Joseph

Matthew P. Joseph

cc:

Mr. Christopher Romaine

Toyota Auto Finance Receivables LLC